EXHIBIT 99.1

Notification Regarding Planned Changes of Representative Directors

TOKYO, March 28, 2013 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. (IIJ) (Nasdaq:IIJI) (TSE1:3774) announces the following planned changes of representative directors as resolved at the Board of Directors meeting held today. These appointments are subjected to approval at the Ordinary General Meeting of Shareholders and the subsequent Board of Directors meeting scheduled in late June 2013.

(1) Reason for the Changes
To further enhance the management structure

(2) Names and Positions
Name	New Position	Current Position
Koichi Suzuki	Representative Director, Chairman and CEO	Representative Director, President and CEO
Eijiro Katsu	Representative Director, President and COO	Special Advisor

(3) Short Profile of Eijiro Katsu
Name	Eijiro Katsu
Date of Birth	June 19, 1950
Career	Apr. 1975	Joined Ministry of Finance
	Jun. 1995	Director, Foreign Exchange and Money Market Department, International Finance Bureau, MOF
	Jul. 1997	Budget Examiner of Budget Bureau, MOF
	Jul. 2007	Director-General of the Financial Bureau, MOF
	Jul. 2008	Deputy Vice Minister, MOF
	Jul. 2009	Director-General, Budget Bureau, MOF
	Jul. 2010	Vice Minister of Finance
	Aug. 2012	Retired from Minister of Finance, Special Advisor, MOF
	Nov. 2012	Joined IIJ as Special Advisor (current position)
	Jun. 2013	President and COO of IIJ (scheduled)

About IIJ

Founded in 1992, Internet Initiative Japan Inc. (IIJ) (Nasdaq:IIJI) (TSE1:3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and cloud computing/data center services, security services, Internet access, and content distribution. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, please visit IIJ Web site at http://www.iij.ad.jp/en/.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT: For inquiries, contact:
         IIJ Corporate Communications
         Tel: +81-3-5259-6310   E-mail: press@iij.ad.jp
         URL: http://www.iij.ad.jp/en/